UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2024

Commission File Number 001-41489

enCore Energy Corp.
(Translation of registrant’s name into English)

101 N. Shoreline Blvd. Suite 450, Corpus Christi, TX 78401
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐           Form 40-F ☒

Incorporation by Reference

The following documents are being submitted herewith:

Exhibit	Description
99.1	News Release dated January 15, 2024
99.2	Early Warning Report dated January 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

enCore Energy Corp.
(Registrant)

Date: January 16, 2024	By:	/s/ W. Paul Goranson
	Name:	W. Paul Goranson
	Title:	Chief Executive Officer

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